CHARRON FAVREAU, S.P.C.

VOTING AGREEMENT

This Voting Agreement ("**Agreement**") is made as of February 1, 2019 by and among Charron Favreau, S.P.C., a Washington Social Purpose Corporation (the "**Company**"), and the individuals and entities listed on Exhibit A hereto (each an "**Investor**," and collectively, the "**Investors**"), and Kurt Charron (the "**Founder**"). The Founder and the Investors are referred to herein collectively as the "**Voting Parties**."

WHEREAS, the Company proposes to sell shares of the Company's voting equity securities pursuant to various purchase agreements (each, a "**Purchase Agreement**" and collectively the "**Purchase Agreements**");

WHEREAS, in connection with the execution of the Purchase Agreements, the Voting Parties have agreed to enter into this Agreement;

NOW, THEREFORE, in consideration of the mutual premises and covenants herein contained, and other consideration, the receipt and adequacy of which is hereby acknowledged, the parties hereto agree as follows:

1.   **Shares**. During the term of this Agreement, the Voting Parties each agree to vote all shares of the Company's voting securities now or hereafter owned by them, whether beneficially or otherwise, or as to which they have voting power (the "**Shares**") in accordance with the provisions of this Agreement.

2.   **Election of Boards of Directors**.

    (i)   **Voting**. During the term of this Agreement, each Voting Party agrees to vote all Shares in such manner as may be necessary to elect (and maintain in office) or remove from office as members of the Company's Board of Directors those individuals nominated or named by the Founder:

    (a) The initial nominee is Kurt Charron; and

    (b) Up to 4 additional persons, nominated by the Founder.

    (ii)   **Size of Board of Directors**. During the term of this Agreement, each Voting Party agrees to vote all Shares to maintain the authorized number of members of the Board of Directors of the Company at not less than one nor more than five directors. To the extent the Board of Directors is increased to a number greater that five directors, the Founder shall have rights to approve any person proposed for nomination and each Voting Party agrees in such case to vote against any person nominated to the Board of Directors who is not approved by the Founder.

3.   **Approval of Change of Control Transactions**. During the term of this Agreement, each Voting Party agrees to vote all Shares to approve any Change of Control Transaction approved by at least four members of the Board of Directors and (i) by vote or consent of shareholders holding at least 66.33% of all votes entitled to be cast voting as a single group, or

(Signature Page to Voting Agreement)

(ii) in connection with which the value of the consideration payable per share of capital stock (assuming conversion of the Preferred) will be equal to or greater than the liquidation preference for the Preferred Stock outstanding, if any (as described in the Company's Articles of Incorporation) plus any declared but unpaid dividends thereon. "**Change of Control Transaction**" means either (a) the acquisition of the Company by another entity by means of any transaction or series of related transactions to which the Company is party (including, without limitation, any stock acquisition, reorganization, merger, or consolidation but excluding any sale of stock for capital raising purposes) that results in the voting securities of the Company outstanding immediately prior thereto failing to represent immediately after such transaction or series of transactions (either by remaining outstanding or by being converted into voting securities of the surviving entity or the entity that controls such surviving entity) a majority of the total voting power represented by the outstanding voting securities of the Company, such surviving entity or the entity that controls such surviving entity; or (b) a sale, lease, or other conveyance of all or substantially all of the assets of the Company.

4.   **Approval of Equity Financings**. During the term of this Agreement, each Voting Party agrees to vote all Shares to approve any equity financing pursuant to which the Company sells shares of its capital stock with an aggregate sales price of not less than $1,000,000 at a pre-money valuation of at least $5,000,000.

5.   **Termination**. This Agreement shall terminate upon the earlier of (i) a Change of Control Transaction; (iv) the agreement of the Founder and a majority-in-interest of the Investors; or (v) the closing of an initial public offering pursuant to an effective registration statement filed under the Securities Act of 1933, as amended, or the comparable laws of the relevant jurisdiction covering the offer and sale of Common Stock, provided that the aggregate gross proceeds to the Company are not less than $15,000,000 (a "**Qualified Public Offering**").

6.   **Additional Shares**. In the event that subsequent to the date of this Agreement any shares or other securities (other than pursuant to a Change of Control Transaction) are issued on, or in exchange for, any of the Shares by reason of any stock dividend, stock split, consolidation of shares, reclassification, or consolidation involving the Company, such shares or securities shall be deemed to be Shares for purposes of this Agreement.

7.   **Restrictive Legend**. Each certificate representing any of the Shares subject to this Agreement shall be marked by the Company with a legend reading substantially as follows:

> THE SHARES EVIDENCED HEREBY ARE SUBJECT TO A VOTING AGREEMENT (A COPY OF WHICH MAY BE OBTAINED FROM THE ISSUER) AND BY ACCEPTING ANY INTEREST IN SUCH SHARES THE PERSON HOLDING SUCH INTEREST SHALL BE DEEMED TO AGREE TO AND SHALL BECOME BOUND BY ALL THE PROVISIONS OF SAID VOTING AGREEMENT.

8.   **Miscellaneous**.

(a)   **Certain Definitions**. Shares "**held**" by a Voting Party shall mean any Shares directly or indirectly owned (of record or beneficially) by such Voting Party or as to which such Voting Party has voting power. "**Vote**" shall include any exercise of voting rights whether at an annual or special meeting or by written consent or in any other manner permitted by applicable law. A "**majority-in-interest**" of either the Founders or the Investors (each, a "**Group**") shall mean the holders of a majority of the Common Stock (determined on an as-converted basis) then held by such Group.

(b)   **Notices**. All notices, and other communications given or made pursuant to this Agreement to the Company or a Voting Party shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or:

(i) personal delivery to the party to be notified,

(ii) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day,

(iii) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or

(iv) one (1) business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

All communications shall be sent to the respective parties at their address as set forth on the signature page hereto, or to such e-mail address, facsimile number or address as subsequently modified by written notice given in accordance with this Subsection. If notice is given to the Company, a copy shall also be sent via email to G. Scott Greenburg, FarPoint Venture Law, Seattle, Washington, scott.greenburg@farpointventurelaw.com.

With respect to any notice given under or other communication in connection with this Agreement, the Agreements, any provision of Washington law, the Company's Articles of Incorporation, the Company bylaws, and any notice to shareholders whether or not in connection herewith (collectively, "**Notice**"), the Company its officers, representatives, and assigns, each Founder, each Investor, and any other signatory to this Agreement ("**Notice Party**") affirmatively agrees that such Notice may be given by facsimile, by electronic mail, including notices with links to web sites and materials posted online at an Internet site or otherwise available for like online review, or by other non-physical electronic or photooptical commonly used delivery method ("**Electronic Notice**") to the facsimile number or email address as shown in the Company's records, as may be updated in accordance with the provisions hereof; provided, however, that such agreement is only effective with respect to a particular Investor if such Notice is sent to Investor at an electronic mail address, facsimile number or other means of electronic contact supplied by Investor and accurately entered in the Company's records.

In the case of Electronic Notice received by the Company, such Notice will not be accepted by the Company if (i) for any reason the Company's reasonable measures of verification that the sender is the person it purports to be cannot or do not allow it to verify the sender; or (ii) the Company, for any reason, is incapable of retaining, retrieving or reviewing such message or rendering it into a clearly legible tangible form.

Each Notice Party executing this Agreement hereby consents ("**Written Consent**") to the use of Electronic Notice by the Notice Party in receiving and providing Notice as long as such Notice creates a record that is capable of retention, retrieval and review and such Notice may be rendered into clearly legible tangible form. Each Notice Party hereby agrees and understands, as evidenced by execution of this Agreement, that (i) this Written Consent is meant to comply with the requirements of the applicable state law regarding notice via electronic transmission; (ii) Notice Parties receiving notice from the Company via Electronic Notice have a right to have a record provided or made available on paper or in nonelectronic form; (iii) Written Consent applies to all Notices and (iv) in order to withdraw this Written Consent with respect to a Notice Party an individual must provide the Notice Party a Notice revoking consent pursuant to the provisions of this Agreement.

(c)   **Successors and Assigns**. The provisions of this Agreement shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors, and administrators of the parties hereto. The Company shall not permit the transfer of any Shares on its books or issue a new certificate representing any Shares unless and until the person to whom such security is to be transferred shall have executed a written agreement pursuant to which such person becomes a party to this Agreement and agrees to be bound by all the provisions hereof as if such person was a Voting Party hereunder.

(d)   **Governing Law**. This Agreement shall be governed in all respects by the internal laws of the State of Washington as applied to agreements entered into among Washington residents to be performed entirely within Washington, without regard to principles of conflicts of law.

(e)   **Titles and Subtitles**. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement. All references in this Agreement to sections, paragraphs, and exhibits shall, unless otherwise provided, refer to sections and paragraphs hereof and exhibits attached hereto.

(f)   **Further Assurances**. Each party hereto agrees to execute and deliver, by the proper exercise of its corporate, limited liability company, partnership, or other powers, all such other and additional instruments and documents and so all such other acts and things as may be necessary to more fully effectuate this Agreement.

(g)   **Entire Agreement**. This Agreement and the exhibits hereto constitute the full and entire understanding and agreement between the parties with regard to the subjects hereof. No party hereto shall be liable or bound to any other party in any manner with regard to the subjects hereof or thereof by any warranties, representations or covenants except as specifically set forth herein.

(h) **No Grant of Proxy**. This Agreement does not grant any proxy and should not be interpreted as doing so. Nevertheless, should the provisions of this Agreement be construed to constitute the granting of proxies, such proxies shall be deemed coupled with an interest and are irrevocable for the term of this Agreement.

(i) **Not a Voting Trust**. This Agreement is not a voting trust and should not be interpreted as such.

(j) **Specific Performance**. It is agreed and understood that monetary damages would not adequately compensate an injured party for the breach of this Agreement by any party, that this Agreement shall be specifically enforceable, and that any breach or threatened breach of this Agreement shall be the proper subject of a temporary or permanent injunction or restraining order. Further, each party hereto waives any claim or defense that there is an adequate remedy at law for such breach or threatened breach.

(k) **Amendment**. Except as expressly provided herein, neither this Agreement nor any term hereof may be amended, waived, discharged, or terminated other than by a written instrument referencing this Agreement and signed by the Company, a majority-in-interest of Founder and a majority-in-interest of Investors; provided, however, that Investors purchasing Shares from the Company or any shareholder may become parties to this Agreement without any amendment of this Agreement pursuant to this paragraph or any consent or approval of any other Voting Party. Any such amendment, waiver, discharge, or termination effected in accordance with this paragraph shall be binding upon each Voting Party that has entered into this voting agreement. Each Voting Party acknowledges that by the operation of this paragraph, the Founder and the holders of a majority of the Shares held by the Investors will have the right and power to diminish or eliminate all rights of such Voting Party under this Agreement.

(l) **No Waiver**. The failure or delay by a party to enforce any provision of this Agreement will not in any way be construed as a waiver of any such provision or prevent that party from thereafter enforcing any other provision of this Agreement. The rights granted both parties hereunder are cumulative and will not constitute a waiver of either party's right to assert any other legal remedy available to it.

(m) **Severability**. If any provision of this Agreement becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable, or void, portions of such provision, or such provision in its entirety, to the extent necessary, shall be severed from this Agreement, and such court will replace such illegal, void, or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the same economic, business, and other purposes of the illegal, void, or unenforceable provision. The balance of this Agreement shall be enforceable in accordance with its terms.

(n) **Counterparts**. This Agreement may be executed in one or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same agreement. Facsimile copies of signed signature pages will be deemed binding originals.

IN WITNESS WHEREOF, this Voting Agreement is executed as of the date first written above.

"COMPANY"

CHARRON FAVREAU, S.P.C., a
Washington Social Purpose Corporation

By: _____
       Kurt Charron, CEO

"FOUNDER":

_____
Kurt Charron

_____

_____

_____

INVESTORS:

**as listed on attached signature
Pages/Schedule of Investors:**

INVESTOR SIGNATURE PAGE TO:

CHARRON FAVREAU, S.P.C.

INVESTORS' RIGHTS AGREEMENT DATED FEBRUARY 1, 2019
RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT DATED FEBRUARY 1, 2019
VOTING AGREEMENT DATED FEBRUARY 1, 2019

    The undersigned Investor hereby executes this signature page and in doing so acknowledges receipt and review of the Charron Favreau, S.P.C. 2019 Confidential Offering Materials, confirms the undersigned's prior execution of a purchase agreement to purchase the number of shares of Common Stock of Charron Favreau, S.P.C. listed below, and agrees to the terms of the above listed Investors' Rights Agreement, Right of First Refusal and Co-Sale Agreement and Voting Agreement.

Date: _____

Number of Shares:

    INVESTOR:

_____
(Print name of individual or entity investing)

_____
*(Signature of individual Investor or
authorized representative)*

Name & Title: _____
(If authorized representative)

Address:

Phone:

Email:

Investor Signature Page—Charron Favreau Common Stock